UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-13429

C. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Simpson Manufacturing Co., Inc. 401(k) Profit Sharing Plan for Hourly Employees

D. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Simpson Manufacturing Co., Inc.

5956 W. Las Positas Blvd.

Pleasanton, CA 94588

SIMPSON MANUFACTURING CO., INC.

401(k) PROFIT SHARING PLAN FOR HOURLY EMPLOYEES

FINANCIAL STATEMENTS AS OF

DECEMBER 31, 2011 AND 2010

AND FOR THE YEARS THEN ENDED

SUPPLEMENTAL SCHEDULE AS OF

DECEMBER 31, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of the

Simpson Manufacturing Co., Inc. 401(k)

Profit Sharing Plan for Hourly Employees

Pleasanton, California

We have audited the accompanying statements of net assets available for benefits of the Simpson Manufacturing Co., Inc. 401(k) Profit Sharing Plan for Hourly Employees (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ARMANINO McKENNA LLP
ARMANINO McKENNA LLP

June 13, 2012

SIMPSON MANUFACTURING CO., INC.

401(k) Profit Sharing Plan for Hourly Employees

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010

Assets
Investments, at fair value	$12,940,109	$14,388,998
Total investments	12,940,109	14,388,998

Receivables
Employer contributions	913,713	1,184,519
Other	46	—
Total receivables	913,759	1,184,519

Net assets available for benefits	$13,853,868	$15,573,517

The accompanying notes are an integral part of these financial statements.

SIMPSON MANUFACTURING CO., INC.

401(k) Profit Sharing Plan for Hourly Employees

Statement of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2011 and 2010

	2011	2010
Additions
Investment income
Net appreciation (depreciation) in fair value of investments	$(79,143)	$1,735,884
Interest and dividends	272,676	207,612
Total investment income	193,533	1,943,496

Contributions
Participant	68,660	—
Employer	1,206,125	1,184,519
Total contributions	1,274,785	1,184,519

Total additions	1,468,318	3,128,015

Deductions
Benefits paid to participants	3,186,395	7,286,246
Fees	1,572	3,345
Total deductions	3,187,967	7,289,591

Net decrease	(1,719,649)	(4,161,576)

Net assets available for benefits
Beginning of year	15,573,517	19,735,093

End of year	$13,853,868	$15,573,517

The accompanying notes are an integral part of these financial statements.

SIMPSON MANUFACTURING CO., INC.

401(k) Profit Sharing Plan for Hourly Employees

Notes to Financial Statements

December 31, 2011 and 2010

1.                           Plan Description

The following is a brief description of the Simpson Manufacturing Co., Inc. 401(k) Profit Sharing Plan for Hourly Employees (the “Plan”) and is provided for general informational purposes only.  Participants should refer to the Plan document, as amended, for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that Simpson Manufacturing Co., Inc. and its United States subsidiaries (the “Company”) established in 1984 to provide benefits to eligible hourly employees, as provided in the Plan document.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and subsequent laws.

Effective May 1, 2011, the Plan was restated in its entirety to (1) permit participants to contribute amounts to the Plan on a pre-tax basis as an elective deferral pursuant to Code section 401(k), (b) establish a safe-harbor 401(k) plan in which the Company will make an annual non-elective contribution for each participant equal to three percent of such participant’s compensation, (c) permit in-service distributions and (d) change the name of the Plan to the Simpson Manufacturing Co., 401(k) Profit Sharing Plan for Hourly Employees.

Plan administration

The Company is the administrator of the Plan and, as such, carries out the duties imposed by ERISA.  The Company has delegated certain responsibilities for the operation and administration of the Plan.  Trustee services are provided by Charles Schwab Trust Company (“Schwab”).  Recordkeeping and investment management services are provided by Milliman, Inc.

Certain administrative expenses of the Plan were paid directly by the Company for the years ended December 31, 2011 and 2010.  Investment fees, which may vary according to the individual investment funds selected, are paid out of the assets of the Plan.  Participants should refer to the prospectus of the individual investment funds for further details on individual investment fees.

Eligibility

All hourly employees, except employees working under the terms of a collective bargaining agreement, non-resident aliens, salaried employees, and employees with contractual exclusion from participation under the Plan, are eligible to participate in the Plan once they have attained the age of 18 and reached the entry date.  Effective May 1, 2011, employees age 18 or older can enter the Plan upon commencement of employment for purposes of employee elective deferrals and employer safe-harbor contributions.  For purposes of employer discretionary contributions, employees enter the Plan on the first day of the Plan Year after attaining age 18.

SIMPSON MANUFACTURING CO., INC.

401(k) Profit Sharing Plan for Hourly Employees

Notes to Financial Statements

December 31, 2011 and 2010

1.                           Plan Description (continued)

Contributions

Effective May 1, 2011, participants may elect to contribute through payroll deductions amounts up to 100% of their annual compensation, as defined by the Plan on a tax-deferred basis, up to a maximum amount allowed by the Internal Revenue Code (“IRC”).  Maximum allowed deferral amounts were $16,500 for 2011.  Employees over the age of 50 may also contribute an additional $5,500 to the Plan for 2011.  Contributions withheld are invested in accordance with the participant’s direction into various investment options offered by the Plan.

Effective May 1, 2011, the Company provides a safe harbor non-elective contribution equal to 3% of the participant’s compensation, as defined by the Plan.  The Company may also contribute to the Plan a discretionary amount, approved by its Board of Directors (the “Board”), limited to the maximum amount deductible for federal income tax purposes.  The Company’s discretionary contribution is allocated to the account of each participant who has completed at least 750 hours of service during the Plan year and is employed on the last day of the year based upon a percentage of the participant’s annual eligible compensation to total eligible compensation.  The discretionary employer contribution amounted to 7% of eligible compensation for each participant for the plan year ended December 31, 2011.  The Company safe harbor non-elective contribution and discretionary contribution amounted to $381,544 and $824,581, respectively, in 2011.

Prior to May 1, 2011, the Company could contribute a discretionary amount to the Plan, approved by its Board, limited to the maximum amount deductible for federal income tax purposes.  The Company’s discretionary contribution was allocated to the account of each participant who had completed at least 750 hours of service during the Plan year and was employed on the last day of the year based upon a percentage of the participant’s annual eligible compensation to total eligible compensation. The discretionary employer contribution amounted to 10% of eligible compensation for each participant for the plan year ended December 31, 2010.  The Company discretionary contribution amounted to $1,184,519, in 2010.

Employer contributions are invested in accordance with the participant’s direction into various investment options offered by the Plan.  During 2011, the investment options offered by the Plan changed.  An investment option transition mapping was followed for those participants who had not made a change to their investment allocation by a designated date.  If a participant fails to choose an investment option for the contributions to his or her Plan account, such funds automatically are invested in the Default Fund until he or she selects a different investment option available under the Plan.  Effective May 1, 2011, the Plan’s designated default investment option (the Default Fund) changed from age based portfolios consisting of Plan investment options as selected by the Administrative Committee to the designated Vanguard Target Retirement Fund that has a target retirement date closest to the year in which the applicable participant might retire, based on the participant’s date of birth and assuming a retirement age of 65.

SIMPSON MANUFACTURING CO., INC.

401(k) Profit Sharing Plan for Hourly Employees

Notes to Financial Statements

December 31, 2011 and 2010

1.                           Plan Description (continued)

Participant accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings (net of investment related expenses).  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary contributions and the Company safe harbor non-elective contribution, plus actual earnings thereon.  Vesting in the Company’s discretionary contributions plus earnings thereon is based on years of continuous service, as defined by the Plan.  Participants are 100% vested after 6 years of credited service.

Forfeitures

As of December 31, 2011 and 2010, forfeited nonvested accounts totaled $58,701 and $125,134, respectively.  Forfeitures are allocated to the account of each eligible participant based upon a percentage of the participant’s annual eligible compensation to total eligible compensation.  Forfeitures are generally allocated to participants subsequent to year-end based upon compensation received in the same plan year in which the forfeiture occurred in accordance with the provisions of the Plan.

Payment of benefits

Distributions and withdrawals are payable upon retirement at age 65 or after, termination, financial hardship, disability or death.  If a participant’s account balance is equal to or less than $1,000, the balance is distributed immediately in a lump-sum cash payment unless a direct rollover into an IRA or other qualified benefit plan is requested.  If the account balance is over $1,000, the participant can consent to either a distribution paid in the form of a lump-sum cash payment, a direct rollover into an IRA or other qualified plan or postpone payment to a later date and remain in the Plan as described in the Plan documents.

Reclassifications

Certain 2010 balances have been reclassified to conform to the 2011 financial statement presentation.

SIMPSON MANUFACTURING CO., INC.

401(k) Profit Sharing Plan for Hourly Employees

Notes to Financial Statements

December 31, 2011 and 2010

2.                           Summary of Significant Accounting Policies and Basis of Presentation

Basis of accounting

The financial statements are presented on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (“GAAP”).

Valuation of investments

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See note 5 for discussion of fair value measurements.

Purchases and sales of securities are reflected on a trade date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

The statements of changes in net assets available for benefits present the net appreciation or depreciation in the fair value of investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Use of estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

Payment of benefits

Benefits are recorded when paid.

Recent accounting pronouncements

In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04).  ASU 2011-04 amended ASC 820 to converge the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards (IFRSs).  Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820.  In addition, ASU 2011-04 requires additional fair value disclosures.  The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Plan’s management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

SIMPSON MANUFACTURING CO., INC.

401(k) Profit Sharing Plan for Hourly Employees

Notes to Financial Statements

December 31, 2011 and 2010

3.                           Tax Status

The Internal Revenue Service has determined and informed the Company by a letter, dated October 28, 2011, that the Plan is qualified and the trust established under the Plan is tax exempt under the appropriate sections of the Internal Revenue Code (“IRC”).

GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon an examination by the Internal Revenue Service.  No uncertain positions have been identified that would require the recognition of a tax liability (or asset) or disclosure in the financial statements as of December 31, 2011 and 2010.  The Plan is subject to routine audits by applicable taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes the Plan is no longer subject to income tax examinations for 2007 and prior years.

4.                           Investments

The following investments represent 5% or more of the Plan’s net assets as of December 31:

	2011	2010
Simpson Manufacturing Co., Inc.
Common Stock	$3,117,589	$3,589,888
Schwab Value Advantage
Institutional Prime Money Fund	N/A	1,668,623
Schwab S&P 500 Index Fund	N/A	1,629,793
Turner Midcap Growth Fund	N/A	1,536,137
Dodge and Cox Income Fund	N/A	819,255
Bogle Small Cap Growth Institutional Fund	N/A	1,335,410
Baron Growth Fund	N/A	1,108,926
Artio International Equity Fund	N/A	867,785
Vanguard Target Retirement 2020 Fund	918,842	N/A
Vanguard Target Retirement 2025 Fund	1,586,343	N/A
Vanguard Target Retirement 2030 Fund	1,266,803	N/A
Vanguard Target Retirement 2035 Fund	1,388,556	N/A
Vanguard Target Retirement 2040 Fund	1,254,706	N/A
Vanguard Target Retirement 2045 Fund	852,238	N/A

SIMPSON MANUFACTURING CO., INC.

401(k) Profit Sharing Plan for Hourly Employees

Notes to Financial Statements

December 31, 2011 and 2010

4.                           Investments (continued)

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended December 31:

	2011	2010
Participant-directed investments
Corporate stocks - common	$230,992	$367,727
Mutual funds	(310,135)	1,368,157

	$(79,143)	$1,735,884

5.                           Fair Value Measurements

The Plan defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements).  The three levels of fair value hierarchy are as follows:

•                              Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

•                              Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•                              Level 3: inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

Investments measured at fair value on a recurring basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2011 and 2010 (Level 1, 2 and 3 inputs are defined above):

SIMPSON MANUFACTURING CO., INC.

401(k) Profit Sharing Plan for Hourly Employees

Notes to Financial Statements

December 31, 2011 and 2010

5.                           Fair Value Measurements (continued)

Investments measured at fair value on a recurring basis (continued)

The following are the major categories of assets and liabilities measured at fair value on a recurring basis during the years ended December 31, 2011 and 2010, using quoted prices in active markets for identical assets (Level 1):

	2011	2010
Common stock	$3,117,589	$3,589,888
Mutual funds:
Target Funds	7,917,563	—
Growth	411,064	2,645,063
Blended Funds	429,518	2,605,256
Fixed Income	796,676	3,876,276
Value	267,699	1,672,515

Total	$12,940,109	$14,388,998

The Plan’s valuation methodology to measure the fair value of common stock and mutual funds is to use quoted market prices as all of these instruments have active markets.  Valuation techniques utilized during the reporting period in the fair value measurement of assets and liabilities presented on the Plan’s statement of net assets available for benefits were not changed from previous practice.

6.                           Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, the full value of each participant’s account shall become fully vested and nonforfeitable.

On August 31, 2010, the Plan incurred a partial plan termination following the sale of substantially all of the assets of Simpson Dura-Vent Company, Inc. (“SDV”), a former subsidiary of the Company, and the termination of the SDV employees.  These participants became 100% vested in all Company contributions on such date.  Total Plan net assets affected by the partial plan termination were approximately $6,000,000.

SIMPSON MANUFACTURING CO., INC.

401(k) Profit Sharing Plan for Hourly Employees

Notes to Financial Statements

December 31, 2011 and 2010

7.                          Risks and Uncertainties

The Plan allows for investment in Company common stock, money market and mutual funds.  Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

8.                          Related Parties and Parties-in-Interest

At December 31, 2011 and 2010, the Plan held 92,620 and 116,140 shares, respectively, of common stock of the Simpson Manufacturing Co., Inc., the Plan Sponsor, with a market value of $3,117,589 and $3,589,888, respectively.  In addition, the Plan held $668,247 and $3,347,262 at December 31, 2011 and 2010, respectively of mutual funds and cash in Charles Schwab, the Trustee of the Plan.  These transactions qualify as exempt party-in-interest transactions.

9.                          Subsequent Events

During the first quarter of 2012, approximately 53,000 shares of Simpson Manufacturing Co., Inc. common stock held by the Plan were sold due to changes in participant investment elections and/or scheduled fund mapping.  The sale of stock did not occur until subsequent to year-end due to a mandatory quiet period for executives during the Plan year which prevented the Plan from selling Company stock.

SIMPSON MANUFACTURING CO., INC.

401(k) Profit Sharing Plan for Hourly Employees

Schedule H, Part IV, Line 4(i) - Schedule of Assets (Held at End of Year)

EIN: 94-3196943

December 31, 2011

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date
	Borrower	Rate of Interest,	(d)	(e)
(a)	Lessor or Similar Party	Collateral, Par or Maturity Value	Cost	Current Value

*	Simpson Manufacturing Co., Inc. Common Stock	Common Stock	**	$3,117,589
*	SSGA FDS Money Market Fund	Mutual Fund	**	56,167
*	Schwab Value Advantage Institutional Prime Money Fund	Mutual Fund	**	443,407
*	Schwab S&P 500 Index Fund	Mutual Fund	**	165,621
	Columbia Mid-Cap Index Fund	Mutual Fund	**	27,056
	DFA Five-Year Global Fixed-Income I Fund	Mutual Fund	**	17,453
	DFA Inflation Protected Securities I Fund	Mutual Fund	**	47,379
	DFA International Value I Fund	Mutual Fund	**	63,830
	DFA U.S. Large Cap Value III Fund	Mutual Fund	**	171,771
	DFA U.S. Targeted Value I Fund	Mutual Fund	**	4,041
*	Schwab Fundamental Emerging Markets Index Fund	Mutual Fund	**	3,052
	Vanguard Developed Markets Index Fund	Mutual Fund	**	6,017
	Vanguard Growth Index Signal Fund	Mutual Fund	**	72,169
	Vanguard Mid-Cap Growth Index Fund	Mutual Fund	**	157,895
	Vanguard Mid-Cap Value Index Fund	Mutual Fund	**	28,057
	Vanguard REIT Index Signal Fund	Mutual Fund	**	8,756
	Vanguard Small Cap Growth Index Fund	Mutual Fund	**	181,000
	Vanguard Small Cap Index Signal Fund	Mutual Fund	**	27,757
	Vanguard Target Retirement Income Fund	Mutual Fund	**	13,942
	Vanguard Target Retirement 2010 Fund	Mutual Fund	**	82,808
	Vanguard Target Retirement 2015 Fund	Mutual Fund	**	247,074
	Vanguard Target Retirement 2020 Fund	Mutual Fund	**	918,842
	Vanguard Target Retirement 2025 Fund	Mutual Fund	**	1,586,343
	Vanguard Target Retirement 2030 Fund	Mutual Fund	**	1,266,803
	Vanguard Target Retirement 2035 Fund	Mutual Fund	**	1,388,556
	Vanguard Target Retirement 2040 Fund	Mutual Fund	**	1,254,706
	Vanguard Target Retirement 2045 Fund	Mutual Fund	**	852,238
	Vanguard Target Retirement 2050 Fund	Mutual Fund	**	289,421
	Vanguard Target Retirement 2055 Fund	Mutual Fund	**	16,830
	Vanguard Total Bond Market Index Signal Fund	Mutual Fund	**	232,270
	Vanguard Total Intl Stock Index Signal Fund	Mutual Fund	**	191,259
				$12,940,109

*  Party in interest

** In accordance with instructions to Form 5500, cost information has been omitted as all assets are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Simpson Manufacturing Co., Inc. 401(k)
Profit Sharing Plan for Hourly Employees
(Name of Plan)

Date	June 19, 2012	/s/ Brian Magstadt
		Name:	Brian Magstadt
		Title:	Member, Simpson Manufacturing Co., Inc.
Retirement Plan Committee

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Armanino McKenna LLP